
82-35161

Pernod Ricard

Press Release

Paris, France   7 June 2004

SUPPL

Refinancing of loan contracted by Pernod Ricard for its acquisition of Seagram in March 2001

Pernod Ricard has mandated BNP Paribas, Calyon, JPMorgan and SG CIB to put in place a new, multi-currency, € 1.4 billion syndicated bank loan that will mature in 5 years.

This operation will enable Pernod Ricard to repay the balance of its Seagram acquisition loan that it contracted on 28 March 2001 and benefit from more favourable financing conditions:

- removal of constraints and guarantees of the preceding loan
- reduction in the margin from the current 0.55% to between 0.225% and 0.275% depending on the level of use of this new credit line.

These refinancing conditions reflect the very strong financial situation enjoyed by Pernod Ricard.

   

Pernod Ricard Contacts
Francisco de la VEGA - Communications Director   Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON - Investor Relations Director   Tel: +33 (0)1 41 00 41 71
Florence TARON - Press Relations Manager   Tel: +33 (0)1 41 00 40 88

PROCESSED

Syndicated banks contacts
Daniel CHION - CALYON   Tel: +44 (0) 2072 147 038
Jon ABANDO - JPMORGAN   Tel: +44 (0) 2077 774 236
Christopher BAINES – SG CIB   Tel: +44 (0) 2076 766 505

JUN 18 2004

THOMSON
FINANCIAL

For more information on Pernod Ricard, please visit our web site at *www.pernod-ricard.com*.